July 26, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director

Re:	Laidlaw Energy Group, Inc. Form S-1 (Registration No.: 333-181044)

Ladies and Gentlemen:

On behalf of our client, Laidlaw Energy Group, Inc. (the “Company”), we hereby transmit for filing an Amendment No. 2 to Form S-1 (the “Amendment”) to register an aggregate of 434,782,610 shares of the common stock, par value $0.0001 per share, of the Company, on behalf of the selling stockholders named therein. The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 20, 2012 (the “Comment Letter”), with respect to Amendment No. 1 to the Form S-1 filed by the Company with the Commission on April 30, 2012 (the “Form S-1”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form S-1. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Prospectus Cover Page

1.	We note your response to comment 5 in our letter dated May 25, 2012. However, as your shares are not traded on an existing market, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sell their shares at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Securities and Exchange Commission
July 26, 2012

Effect has been given to the Staff’s comments. Please see the additional disclosure found on the prospectus cover page and pages 3, 43 and 44 of the Amendment.

Risk Factors, page 5

2.	We note your response to comment 7 in our letter dated May 25, 2012. Please revise your prospectus to include a risk factor discussing Louis T. Bravakis’ 25% participation interest in your net income received from all power projects and the impact such participation will have on your future operating results.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on page 9 of the Amendment.

Changes in and Disagreements with Accountants, page 21

3.	We reviewed your response to comment 28 in our letter dated May 25, 2012 and understand that you believe that Corso & Company was retained as your independent auditor and as such, you have provided the disclosure required by Item 304 of Regulation S-K. Reference is made to your disclosure that, “During the two years ended December 31, 2010 and subsequent period through June 7, 2011, you had no disagreements with Corso & Company…” and the emails from Corso & Company provided at Exhibit 16.1 which refer to, “many disagreements related to accounting treatment of certain transactions” and state “the company did not utilize an integrated accounting software or system that is required.” Please help us reconcile your disclosure and Corso & Company’s statements and also explain why you believe you have provided the appropriate disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

We have revised the Company's disclosure regarding its dismissal of Corso & Company on page 22 of the Amendment to reflect some additional facts regarding the Company's relationship with Corso & Company, as further described below.

We respectfully advise the Staff that the Company provided disclosure in the prospectus regarding Corso & Company because it had executed and delivered an engagement letter with Corso & Company and paid to Corso & Company an up-front retainer. However, notwithstanding the terms of the engagement letter between Corso & Company and the Company, the scope of the services provided by Corso & Company did not include any audit of or report on the Company's financial statements. We respectfully submit that as Corso & Company did not perform any of the accounting services described in Item 304 of Regulation S-K, and Corso & Company has continuously maintained that it was not engaged to perform any such services and did not perform any such services, the Company is not required to file as an exhibit to the Form S-1 a letter from Corso & Company pursuant to Item 304. Furthermore, Corso & Company has maintained that any disagreements it had with management of the Company over accounting treatment of certain events was not in accordance with a rendering of an opinion on the fairness of the financial statements. We will provide the Staff with a copy of that correspondence supplementally.

Securities and Exchange Commission
July 26, 2012

Business, page 22

4.	We note your response to comment 11 in our letter dated May 25, 2012. We further note that, in regard to the first three disclosures, they are based upon calculations you made with information from the U.S. Energy Information Administration and that you have provided us with this information. Please provide us with your calculations for each such disclosure.

We respectfully submit to the Staff the following calculations with respect to the first three disclosures (reproduced below in italics) in our response to comment 11 in the May 25th Response Letter, all of which are based on the information found in Table 3 of Tab 1 of the supplemental materials previously provided separately to the Staff, entitled “Electricity net generation from renewable energy by energy use sector and energy source, 2006 - 2010” (“Table 3”):

Securities and Exchange Commission
July 26, 2012

•	Biomass was the third largest renewable power source in the United States and contributed to 13.30% of domestic electric net generation from renewable energy sources, while hydropower conventional contributed 60.45% and wind power contributed 22.26%.

Table 3, in 2010, lists “Total” energy as 425,195,509; “Biomass” energy as 56,531,478; “Hydroelectric Conventional” energy as 257,051,672; and “Wind” energy as 94,646,778. Taking 56,531,478 (the number attributed to Biomass energy), and dividing it by 425,195,509 (the number attributed to Total energy), gives a quotient of .132954, or approximately 13.30%.  Taking 257,051,672 (the number attributed to Hydroelectric Conventional energy), and dividing it by 425,195,509 (the number attributed to Total energy), gives a quotient of .604549, or approximately 60.45%.  Taking 94,646,778 (the number attributed to Wind energy), and dividing it by 425,195,509 (the number attributed to Total energy), gives a quotient of .22259, or approximately 22.26%.

•	Biomass contributed to more than one-third of the power source for electric generation from renewable power sources, excluding hydroelectric conventional power sources.

Table 3, in 2010, lists Total energy as 425,195,509; Biomass energy as 56,531,478; and  Hydroelectric Conventional energy as 257,051,672.  Subtracting 257,051,672 (the number attributed to Hydroelectric Conventional energy), from 425,195,509 (the number attributed to Total energy), gives a difference of 168,143,837.  Taking 56,531,478 (the number attributed to Biomass energy), and dividing it by 168,143,837), gives a difference of .3362, or “more than one-third”.

•	Wood and wood-derived fuels contributed to more than 22% of the power source for electric net generation of all renewable power sources excluding hydroelectric conventional power sources.

Table 3, in 2010, lists Total energy as 425,195,509; Wood and Derived Fuels energy as 37,974,929; and  Hydroelectric Conventional energy as 257,051,672.  Subtracting 257,051,672 (the number attributed to Hydroelectric Conventional energy), from 425,195,509 (the number attributed to Total energy), gives a difference of 168,143,837.  Taking 37,974,929 (the number attributed to Wood and Derived Fuels energy), and dividing it by 168,143,837 gives a quotient of .2258, or “more than 22%”.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

Securities and Exchange Commission
July 26, 2012

5.	We reviewed your response and revisions made in response to comment 21 in our letter dated May 25, 2012. It appears that pursuant to ASC 230-45-12b you concluded that proceeds from the sale of Laidlaw Berlin should be presented as investing cash flows. However, as evidenced by your disclosures in the first full paragraph on page 19, you classified these proceeds as cash provided by operating activities. Please advise or revise to comply with GAAP. Further, it appears the “Gain on sale of equity investment” should be presented as an adjustment to reconcile net income to cash provided by operating activities rather than cash used in investing activities. If there is some factor that you considered in classifying the gain as an investing activity, please advise in detail. Otherwise, please revise to comply with ASC 230-10-45-28.b.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on pages 19,20 and F-6 of the Amendment.

Notes to Consolidated Financial Statement, page F-7

Note 3 - Summary of Significant Accounting Policies, page F-7

Note 5 - Susanville, page F-12

6.	We reviewed your response to comment 23 in our letter dated May 25, 2012. Please note that the staff generally considers the value of monetary assets to be more readily determinable than non-monetary assets. Accordingly, please explain in detail why you believe the non-monetary assets acquired are more reliably measureable than the Series B Preferred Stock issued. In doing so, please tell us: a) whether an independent property valuation was performed and if so, the method by which the value was determined including the date of the valuation; b) your consideration of whether the Series C Preferred Stock issued November 18, 2011 for cash provides a reliable proxy of fair value of the Series B issued around the same time (if not, please explain why); and c) your consideration of whether the trading price of your common shares provides a reliable indicator of fair value for convertible equivalents. While the contingent redemption provision may provide support for $500K, we don’t concur that by itself supports $2 million of asset value.

Effect has been given to the Staff’s comments wherein we have now valued the non-monetary idle property and equipment assets by reference to the value of the cash and Series B Preferred Stock issued on the transaction’s closing date, with the net result that the recorded value of the non-monetary fixed assets has been reduced by $1,785,000.

The $452,403 revised value of the idle property and equipment as of December 31, 2011 is now comprised of:

Securities and Exchange Commission
July 26, 2012

(a) $215,000	- fair value of the Series B Preferred Stock issued
(b) $97,500	- cash consideration issued
(c) $55,864	- transaction costs
(d) $84,039	- post-acquisition improvements

The Company did not obtain an independent valuation of the idle property and equipment. Accordingly, the value of the preferred stock and cash consideration are more readily determinable.

The Series B Preferred Stock represents 434,782,610 of common stock equivalents. Because the Series B Preferred Stock doesn’t have a material liquidation preference ($100 in the aggregate) and the underlying common stock is required to be registered near term, the Company valued the Series B Preferred Stock by reference to the November 10, 2011 closing date closing price of the freely tradable common stock of $0.0005, which results in a value of $215,000 (of which 25% would be classified as temporary equity due to the fact that it is contingently redeemable). In addition, the Company determined that if it utilized the consideration paid per common stock equivalent of the Series C Preferred Stock issued on November 18, 2011, the Company’s valuation would not have been materially different.

The full value of the $97,500 of cash consideration was included in the asset value. In addition, $55,864 of transaction costs were included in the asset value pursuant to ASC 805-50-30-1.

7.	We reviewed your response and revisions made in response to comment 26 in our letter dated May 25, 2012. If in response to the preceding comment you determine that the fair value of the Series B Preferred Stock is more reliability measureable, please reconsider ASC 480-10-S99-12 and 480-10-S99-15 which require redeemable equity instruments to be initially measured at the issuance date fair value and provides guidance when redemption becomes probable.

The Staff’s comment is acknowledged.

As can be seen in our response to comment 6, the Company has determined that the fair value of the Series B Preferred Stock is more reliably measurable and have reconsidered the referenced guidance in ASC 480.

Given that the contingent redemption feature of the Series B Preferred Stock is not probable of being enabled as of the issuance date, then the redeemable portion of the Series B Preferred Stock is recorded at fair value as of the issuance date. Accordingly, we valued all of the Series B Preferred Stock as discussed in our response to comment 6.

8.	We reviewed your response to comment 25 in our letter dated May 25, 2012. Similar to Note 5 to your interim financial statements, please revise your disclosure to clarify that the number of contingently issuable Series B Preferred Stock shares will be based on the $0.0046 per share price disclosed.

Securities and Exchange Commission
July 26, 2012

Effect has been given to the Staff’s comments. Please see the revised disclosure found on page F-12 of the Amendment.

Undertakings, page II-4

9.	We note your response to comment 29 in our letter dated May 25, 2012. Notwithstanding the fact that your offering is a secondary offering, you are still required to provide the undertakings in Item 512(a)(6) of Regulation S-K because this offering constitutes an initial public distribution of your securities. Please revise your undertakings accordingly.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on page II-6 of the Amendment.

*     *     *     *     *

The Company desires the Form S-1, as amended, be declared effective at the earliest possible date. We would therefore request, if practicable that further Staff comments be addressed telephonically, to the undersigned at (212) 592-5924 or in his absence to Richard M. Morris at (212) 592-1432.

Very truly yours,

/s/ Stephen E. Fox

Stephen E. Fox

cc:	Securities and Exchange Commission
Dietrich King, Legal Branch Chief
Jim Allegretto, Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Adam Phippen, Staff Accountant
Laidlaw Energy Group, Inc.
Richard M. Morris, Esq.